EXHIBIT 99.1

March 31, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Flexible Solutions International, Inc. Notification of Late Filing on Form 12b-25

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Flexible Solutions International, Inc. on March 31, 2026, which contains notification of the registrant’s inability to file its Form 10-K by March 31, 2026. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements as of and for the year ended December 31, 2025, to be included in its Form 10-K.

Very truly yours,

/s/ Assure CPA, LLC